Exhibit 99.2
CAPITALIZATION & INDEBTEDNESS
THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN
ACCORDANCE WITH U.S. GAAP.

Sept 30, 2006
(in € m.)
Debt (1)
Long-term debt(2)	126,788

Total debt	126,788

Shareholders’ equity:
Common shares (no par value)	1,335
Additional paid-in-capital	14,009
Retained earnings	23,233
Common shares in treasury, at cost	(2,205)
Equity classified as obligation to purchase common shares	(3,406)
Accumulated other comprehensive income:
Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany	(2,165)
Unrealized net gains on securities available for sale, net of applicable tax and other	2,169
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(38)
Minimum pension liability, net of tax	(8)
Foreign currency translation, net of tax	(1,874)

Total shareholders’ equity	31,050

Total capitalization	157,838

[1]	No third party has guaranteed any of our debt.

[2]	€11,688 million (9%) of our long-term debt was secured as of September 30, 2006.